JPF Securities Law, LLC
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September 11, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, DC  20549

ATTN:     Russell Mancuso, Esq.
 Branch Chief

Re:       Information Systems Associates, Inc.
Amendment No. 1 to Form SB-2
Filed on July 10, 2007
File Number:  333-142429

Gentlemen:

Thank you for your comment letter dated August 8, 2007 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed Amendment No. 2 to Form SB-2/A (the “Form SB-2/A”) of Information Systems Associates, Inc., which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.  Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

General

1.
Please refer to prior comments 2, 18 and 27 of our letter dated June 7, 2007. We note your revisions to the summary and business sections; however, it appears that these sections continue to require significant revision. The disclosure as currently drafted remains unclear as to your current business focus and offerings and should be revised to address clearly and concisely the following matters:

∙ Where you initially describe your business, please clarify that ISA is a value added reseller and its product and service offerings are limited to those produced by third parties; further, please identify the third parties.

∙ You make several claims regarding the focus of your business, which do not appear to be consistent. Please review the following statements and revise as necessary to ensure that you have provided a consistent description of your business focus throughout the document.
∙ Page 5: You are “currently engaged and plan to continue in the development and sale of financial and asset management software business”;
∙ Page 25: Your primary focus has been to offer for sale “software products and services that allow companies to track and manage assets, primarily in the realm of corporate real estate and corporate IT network infrastructure”;
∙ Page 34: “Information Systems Associates major activity is around out information technology Asset Inventory solution ‘On Site Physical Inventory’”;
∙ Page 62: “the Company provides services and software system design for the planning and implementation of Computer Aided Facilities Management (CAFM) based asset management tools. The company also provides services through its insurance sales business.”

∙ Include a discussion of your insurance sales business as described in Note A to the financial statements, including a discussion of what portion of your revenues is derived from this business.

∙ Of the four VAR relationships, clarify the extent to which you are substantially dependent on one or more of these relationships.  To the extent you are substantially dependent on any of the partners, any contractual arrangements you have with them should be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-B.

∙ It appears from your responses that you are not currently marketing and distributing your proprietary internal data collection solution “On Site Physical Inventory.”  To the extent this software product has not been brought to market, please reconcile the disclosures that suggest you are currently marketing and distributing this product.  In this regard, we note your references on pages 30, 32, 34, which may suggest that you are currently marketing and distributing OSPI.

∙ Given that all of the products and services you currently offer are third-party products, please revise the subheading on page 30 titled “Third Party Offerings” to distinguish it from your core third-party offerings. Identify the number of such additional third-party offerings you provide and disclose the percentage of your revenues generated by sales or referrals relating to these additional third-party offerings. To the extent such sales are not material to the company, please clarify this.

Response 1: We included all such disclosures mentioned above and made all such revisions accordingly.

2.
Please revise to eliminate the repetitive paragraphs and phrases in the business section.  See for example the paragraph on page 26 that reads in part “We began using Aperture’s Network Management tools” and your customer list also on page 26, both of which are repetitive of information already provided on page 25.

Response 2: Eliminated repetitive lists throughout the business description.

3.
Please eliminate the footnotes to the prospectus (other than footnotes to the selling shareholder table or other tables) as they are not viewable on EDGAR. Consider instead incorporating the footnoted information into the text of the prospectus.

Response 3:  All footnotes have been eliminated with the exception of the table footnotes.

Summary, page 5

4.
Please refer to prior comment 4 of our letter date June 7, 2007. Please advise as to what portion of your revenues is derived from Comcast Communications as it appears that this information was not provided with your response. To the extent that Comcast is not a material customer, we believe that it would be inappropriate to identify it by name in the summary section.

Response 4: We added the appropriate revenue disclosures.

5.
We reissue prior comment 5 of our letter dated June, 2007, in part. It appears that the Value Added Reseller agreement with Aperture should be filed as an exhibit to the registration statement since your business is substantially dependent upon this agreement. Please advise or revise.

Response 5: We included such agreement in this amended filing.

6.
Please refer to prior comment 6 of our letter dated June 7, 2007. Please specify the vendors and/or manufacturers of the facilities solutions you offer and disclose what portion of your revenues is derived from such sales. To the extent such sales are not material to the company, please clarify this.

Response 6: We added additional disclosures and clarification.

Financial Summary Information, page 7

7.
Please revise to correct the “Net income (loss)” dollar amount for the year ended December 31, 2006. In this regard, the amounts on page 8 and the first risk factor on page 9 differ from your statements of operations on page 59.

Response 7: We made the appropriate corrections.

Selling Security Holders, page 14

8.
Please refer to prior comment 12 of our letter dated June 7, 2007. We note that revised disclosure concerning the selling shareholders who provided you consulting services in exchange for shares of your common stock. Please advise as to how the remaining shareholders received their shares. This disclosure may be provided using footnotes as appropriate.

Response 8: Added a footnote to the section indicating which shareholders received their shares in the private placement.

9.
Please refer to prior comment 13 of our letter date June 7, 2007. We note that you have identified only in some cases whether the owner(s) of the selling shareholder entities had sole or shared voting and/or investment power over the entities.  Please disclose the natural persons who exercise sole or shared voting and/or investment power of each of the remaining selling shareholder entities, i.e., Arabelle Financial Limited, Aviation Interior, Blue Marlin, Inc., Citation Services, Division Limited, International Engineering Services Limited, Simons Muirhead and Burton Solicitors.

Response 9: We disclosed the natural persons and other information.

10.
Please tell us whether any of the selling shareholders are broker-dealers or broker-dealer affiliates.  If any of these entities are registered broker-dealers, they must be named as underwriters.  If any are affiliates of broker-dealers, please include a representation in the document, if true, that they purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response 10: To the best of our knowledge none of the selling shareholders are broker-dealers or broker-dealer affiliates.

Directors, Executive Officers, Promoters and Control Persons, page 19

11.
Please refer to prior comment 15 of our letter dated June 7, 2007.  Please describe Mr. Coschera’s experience with financial accounting and preparation of periodic and annual reports under the Exchange Act, which you be obligated to file in the event that this registration statement is declared effective.  In view of his roles as principal executive officer, chief financial officer and principal accounting officer, a discussion of his competence/experience in this area is an appropriate subject for disclosure.  Furthermore, consideration should be given as to whether risk factor disclosure is appropriate.

Response 11: Amended the section and added the following language:

Currently Joe is leading ISA’s development efforts as well as new business development and business partner relationships.  Joe is also serving as Chief Financial Officer and Principal Accounting Officer for ISA.  Joseph Coschera's financial experience came as a result of his previously holding a position as Vice President with JPMorgan Chase, which spanned 18 years rising from the position of Systems Engineer to Manager of Facilities and Hardware Planning for the Retail Banking Division. Joe’s responsibilities were extremely diverse and included direct interaction with financial departments. As part of managing the deployment of state of the art banking technology (ATMs and Platform Automation) to more than 200 branches, Joe had extensive interaction with the financial systems departments order to perform his tasks better. He has kept up to date with the Sarbanes-Oxley Act of 2002 through reading the law on the Internet. He has also reviewed PCAOB guidance from its web site and has read the portion of the SEC web site that deals with the Office of Chief Accountant. He surrounds himself with CPA's like Jay Lake, Chris Cottone and Mike Bongiovanni and reads 10-QSB's and 10-KSB's from other companies. He also reads PPC checklists which mandate the exact detail disclosure requirements that will be expected of him once the company is fully reporting.

Certain Relationships and Transactions and Corporate Governance, page 22

12.
Please refer to prior comment 16 of our letter dated June 7, 2007.  Please disclose the standard used in your determination that Mr. Coschera and Ms. Lucas are “independent directors.”  See Item 407(a) of Regulation S-B.  Explain what is mean by your statement that they “independently approved” the transactions listed in this section.

Response 12: Changed the paragraph to show our standards for independence and cite the regulations and guidelines that we follow:

We have two independent Directors, Joseph P. Coschera, and Loire Lucas.  Our company follows the rules for director independence set forth in Section 303A of the New York Stock Exchange’s Listed Company Manual.   Mr. Coschera and Ms. Lucas have independently approved the following transactions:

13.
For each of the transactions listed, please disclose the basis on which the person is a related person and in transactions where shares were issued for services rendered the nature of the services.  See Item 404(a)(1) and (6) of Regulation S-B.

Response 13:  The transactions listed were not between related persons.  We have five consultants who received shares in exchange for services and all five have services listed.  We would be happy to expound on one or more of you would let us know which you are interested in.

Description of Business, page 25

14.	Please refer to prior comment 20 of our letter dated June 7, 2007. Please disclose whether the two employees are full-time or part-time employees.

Response 14: We added additional disclosure.

15.
Please refer to prior comment 21 of our letter dated June 7, 2007. Consistent with our comment above, please clarify whether OSPI is currently being offered to Forsythe customers as indicated in your response or whether OSPI is in the product development stage only.

Response 15: We added additional clarification and disclosure.

Customers, page 31

16.
We note that revenues generated by Northrop Grumman Electronic Systems represented 15.9% and 22.5% of your revenues for the fiscal year ended December 31, 2006 and the quarter ended March 31. 2007. Please file any agreements with Northrop Grumman as exhibits to the registration statement or advise as to why this is not required under Item 601(b) (10) of Regulation S-B.

Response 16: We added additional disclosure.

Competition, page 33

17.
Please refer to prior comment 25 of our letter dated June 7, 2007. Please clarify whether data collection services are properly characterized as one of the two areas of focus of your business. If so, please advise throughout the prospectus to clarify this.

Response 17: We added additional disclosure.

18.
If you retain the disclosure regarding data collection services in your competition discussion, please revise to identify the principal bases on which you compete for business and describe your competitive position in the industry.  The disclosure appears to be focused on describing the data collection services process and its advantages rather than on the competitive business conditions.

Response 18: We added additional disclosure.

Management’s Discussion and Analysis, page 34

19.
Please refer to prior comment 28 of our letter dated June 7, 2007.  We are unable to concur with your view that you have a reasonable basis for projecting annual gross revenues of $500,000 from data collection services alone by the end of the first full year of implementation. Your revenues for the past two years have not exceeded $365,000 per year and you have no current contractual arrangements in place whereby you could project such a revenue stream. Your response indicates that you are presently relying on several bids, none of which may come to fruition, and unproven interest generated from your partner relationships. Please revise.

Response 19: We updated our management, discussion and analysis section for the June 30, 2007 amounts and for the above mentioned projection.

20.
Please refer to prior comment 29 of our letter dated June 7, 2007. It appears from your response that you do not currently have an exclusive relationship with Visual Network Design, Inc. In this regard, tell us whether ISA is identified as the exclusive Value Added Reseller for VNDI in any geographic location. To the extent there is no exclusive relationship, and absent the existence of a joint-venture agreement, it appears inappropriate to describe this relationship as a “joint venture.”  Please revise accordingly.

Response 20: We added additional disclosure and revisions.

Financial Statements

21.	Please revise your next amendment to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.

Response 21: We updated our financial statements and related consents

Note A – Summary of Significant Accounting Policies
Revenue Recognition, page 62

22.
Your response to prior comment number 6 of our letter dated May 24, 2007 indicates that you resell and install software. It is unclear to us how you have concluded that you are not subject to SOP 97-2 considering that your response indicates that you sell software. Please explain your basis for concluding that SOP 97-2 does not apply to you and explain how you considered paragraph 2 of the SOP.

Response 22: SOP 97-2 does not apply because we did not have any multi-element sales of software during the period.

23.
Your response to prior comment number 7 of our letter dated May 24, 2007 indicates that you do not have multiple-element arrangements; however your disclosures on page 30 indicate that in connection with your software offerings you also provide various services including consulting, training, and maintenance and support. These appear to be multiple-element arrangements. As previously requested, please revise your disclosure to identify all elements included in each significant type of sales transaction and explain how you determine whether elements should be considered separate units of accounting or combined with other elements. Clearly explain how you allocate revenue to each accounting unit and describe, for each unit, how you meet the relevant revenue recognition criteria that are referred to in your policy. Your disclosures should be robust and specific to the applicable guidance such as SAB 104, EITF 00-21, and SOP 97-2.

Response 23: We did not sell any software during 2006 or the first six months of 2007. The software that was sold during 2005 did not include any multiple elements. Total software sales were $49,550 (two sales) in early 2005. While we plan to sell software in the future, currently software sales are not material and the prior sales did not have multiple elements. Our primary revenues are in the form of service and consulting.

Share-Based Payments, page 64

24.
Please tell us why it was appropriate to consistently value shares issued for services at the low end of the range that you have sold your stock.  In addition, tell us why you have not included any information regarding these transactions within your audited financial statements.

Response 24:  Based on our review, a proper fair value for the shares was used, which is the "best estimate of FMV" according to the audit. The client did, in fact, include information regarding those transactions in the SCF, SSE and footnotes under "equity".  Please advise.

25.
We note your disclosures here and on page 52 continue to refer to the use of the “quote at the close of market trading,” however your response to prior comment number 9 from our letter dated May 24, 2007 indicates that you do not trade on a public market.  Please revise your disclosures accordingly.

Response 25: Revised and changed to the following language:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (R), “Share-Based Payments”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods and services. This standard replaces SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25, "Accounting for Stock-Based Compensation”. This standard requires a public entity to measure the cost of employee services, using an option-pricing model, such as the Black-Scholes Model, received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB No. 25. Shares of common stock issued for services rendered by a third party are recorded at fair market value of the shares issued or services rendered, whichever is more readily determinable.  The Company adopted this standard during year ended December 31, 2006 using the modified prospective method.

Part II
Undertakings

26.
Please refer to prior comment 29 of our letter dated June 7, 2007.  We note that you have provided only part of the undertaking required by item 512(g)(1) of Regulation S-B.  Moreover, in selecting 512(g)(1), you have relied on Rule 430B, which does not appear to apply to you.  Please revise to provide the applicable undertaking in its entirety.

Response 26: Eliminated the Rule 430B undertaking and replaced it with the Rule 430C undertaking as follows:

That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Signatures

27.	Please update the signature page with each amendment so that it reflects the date of or a date close to the date of the filing.

Response 27: The signature dates have been updated accordingly.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jared P. Febbroriello
Jared P. Febbroriello